Advanced Series Trust
For the period ended 6/30/08
File number 811-5186
SUB-ITEM 77D
Policies with Respect to Security Investment



ADVANCED SERIES TRUST
AST Advanced Strategies Portfolio

Supplement dated January 7, 2008
To Prospectus and Statement of Additional Information dated May 1, 2007


Mihir Worah has replaced John B. Brynjolfsson as a portfolio manager for the portion of the AST Advanced Strategies Portfolio subadvised by PIMCO. All references and information pertaining to Mr. Brynjolfsson appearing in the Prospectus and Statement of Additional Information are hereby deleted.

To reflect this change, the section of the Prospectus entitled "How the Fund is Managed - Portfolio Managers" is amended by adding the following discussion pertaining to Mr. Worah to the existing discussion pertaining to the AST Advanced Strategies Portfolio, as applicable:

Mihir Worah is an Executive Vice President of PIMCO. Mr. Worah is a portfolio manager and member of the government and derivatives desk. He joined PIMCO in 2001 as a member of the analytics team.

The section of Part I of the Statement of Additional Information entitled "Management & Advisory Arrangements - Additional Information About the Portfolio Managers - Other Accounts and Fund Ownership" is amended by adding to the table for the AST Advanced Strategies Portfolio the following information pertaining to Mr. Worah. Information pertaining to Mr. Worah is furnished as of October 31, 2007:


PORTFOLIO MANAGERS                   Mihir Worah
REGISTERED INVESTMENT COMPANIES      None
OTHER POOLED INVESTMENT VEHICLES     10 / $2,134 million
OTHER ACCOUNTS                       32 / $9,325 million
OWNERSHIP OF FUND SECURITIES         None